Received SEC

JAN 0 2 2014

Washington, DC 20549





14005013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/2/14

January 2, 2014

Act: 1934
Section:
Rule: 14a-8 (DD5)
Public
Availability: 1-2-14

Uzma Ahmad
Con-way Inc.
ahmad.uzma@con-way.com

Re: Con-way Inc.

Dear Ms. Ahmad:

This is in regard to your letter dated January 2, 2014 concerning the shareholder proposal submitted by James Diehl for inclusion in Con-way's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Con-way therefore withdraws its December 20, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: James M. Diehl
FISMA & OMB Memorandum M-07-16



Never Settle for Less.

Uzma Ahmad
Vice President, Deputy General Counsel
and Assistant Secretary

January 2, 2014

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Con-way Inc. – Withdrawal of No-Action Request for Shareholder Proposal Withdrawn by James Diehl

Ladies and Gentlemen:

In a letter submitted on December 20, 2013 (the "No-Action Request"), Con-way Inc., a Delaware corporation ("Con-way"), requested confirmation that the Staff of the Division of Corporation Finance would not recommend to the Securities and Exchange Commission that enforcement action be taken if Con-way excluded from its proxy materials for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") submitted by James Diehl (the "Proponent") on November 12, 2013.

On December 24, 2013, the Proponent notified Con-way that he has withdrawn the Proposal. A copy of the correspondence from the Proponent indicating that he has withdrawn the Proposal is attached to this letter as Exhibit A.

Based on the foregoing, Con-way is withdrawing its No-Action Request with respect to the Proposal. If you have any questions regarding this withdrawal or desire additional information, please contact me at (734)-757-1562 or via e-mail at ahmad.uzma@con-way.com.

Very truly yours,



Uzma Ahmad

Attachments
cc: James Diehl

2211 Old Earhart Road, Suite 100, Ann Arbor, Michigan 48105 (734) 757-1562 (734) 757-1158 Fax

Exhibit A

Ahmad, Uzma

From:	James Michael Diehl *** FISMA & OMB Memorandum M-07-16***
Sent:	Tuesday, December 24, 2013 4:30 PM
To:	Ahmad, Uzma
Cc:	Krull, Stephen
Subject:	Fwd: Reply to Rule 14a-8 no-action request letter regarding a shareholder proposal
Attachments:	Con-way Shareholder Proposal SEC 12242013.pdf; ATT00001.htm

Ms. Ahmad,

Earlier today (December 24, 2013) I notified the Office of Chief Counsel, Division of Corporate Finance, of the U.S. Securities and Exchange Commission, (the "Commission") that I am withdrawing the Shareholder Proposal (the "Proposal") that I submitted to Con-way Inc. (the "Company") on November 12, 2013. A copy of that notification letter is attached to this message.

The simple explanation for my rescinding of the Proposal is this: once it was clear that Con-way intended to exclude my proposal from its Proxy Materials for its 2014 Annual Meeting of Shareholders, other and less restrictive options became available, which may produce a more effective means to promote the benefits that this Proposal would have provided. I see no need to burden the Commission needlessly with additional correspondence over this matter. By avoiding the shareholder proposal process, I am free to conduct a more publicize campaign to promote the benefits that a stand-along chief compliance officer position would provide.

By attending the annual meetings, and proposing governance enhancements in recent years, I have convinced the Company's Board of Directors to change their policy on the plurality voting process for the election of its Directors that had existed for decades, a significant accomplishment according to a number of corporate governance experts. A few years earlier, I convinced the Board that the long held and enforced policy that restricted shareholders (and others) from gaining access to the annual shareholders meeting transcripts should be changed. The transcripts are now posted on the Company website. I mention these past accomplishments to provide some historic context in the event that you were not brief when assuming your current position as Deputy General Counsel.

I believe this current undertaking is also needed and attainable. Although this may be more difficult to accomplish, I have five months before the 2014 annual meeting of shareholders to explain and promote my position and to garner shareholder support.

Stephen Krull knows well the basis for this action. In the process, it will, or should, provide the means to evaluate Mr. Krull's acumen as a chief compliance officer to conduct effective judicial reviews of incidents, involving the Company's ethics and compliance policies, as it pertains to employees reporting suspected incidents of wrongdoing, and the ability to detect and to prevent retaliation against employees for making such reports. General counsels who act as lead compliance officers too often encounter conflicts of interest that compromise their ability to objectively execute these two separate and distinct functions, and default to their primary position, company attorney.

It was unlikely that former general counsel, Eberhard G. H. Schmoller, had any inkling that he would be negotiating his own severance agreement with Board Chairman, W. Keith Kennedy before the end of the year, while en route to the 2004, annual shareholders meeting. Yet Keith Kennedy signed Mr. Schmoller's severance agreement seven months later. I predicted as much for Mr. Schmoller in a letter to the members of the Company's audit committee, which I delivered to Board members on the eve of that 2004 meeting, mere hours before Mr. Schmoller arrive to participate in his last shareholder meeting.

Regards,

James M. Diehl

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Begin forwarded message:

From: James Michael Diehl***FISMA & OMB Memorandum M-07-16***
Subject: Reply to Rule 14a-8 no-action request letter regarding a shareholder proposal
Date: December 24, 2013 3:45:35 PM EST
To: shareholderproposals@SEC.GOV

On December 20, 2013, Uzma Ahmad, Vice President, Deputy General Counsel and Assistant Secretary at Con-way Inc., submitted a Rule 14a-8 no-action request letter regarding a shareholder proposal that I submitted to company on November 12, 2013. Attached is my reply to that submission.

Please feel free to contact me if you have any questions regarding this matter.

James M. Diehl

FISMA & OMB Memorandum M-07-16

JAMES M. DIEHL

FISMA & OMB Memorandum M-07-16

December 24, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Con-way Inc. Shareholder Proposal - No Action Request

Ladies and Gentlemen:

On December 20, 2013, Stephen K. Krull, Executive Vice President, General Counsel and Secretary for Con-way Inc., a Delaware corporation ("Con-way" or "the Company") submitted a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the Securities and Exchange Commission (the "Commission") that Con-way intended to exclude from its Proxy Materials for its 2014 Annual Meeting of Shareholders, a Shareholder Proposal that I, James M. Diehl (the "Proponent") submitted timely and properly, to the Company on November 12, 2013.

Furthermore, Mr. Krull cited Rule 14a-8(i)(7) as a foundation to exclude the Proposal from its Proxy Materials and requested that the Staff of the Division of Corporate Finance (the "Staff") not recommend enforcement action to the Commission if Con-way excludes the Proposal from its 2014 Proxy Materials.

As the Proponent of this Proposal, I remain committed to the change that this Proposal recommends, i.e.: establishment of a executive position for chief compliance office not held or controlled by the Company's general counsel or his office. I will continue to pursue this initiative, however, not through the shareholder proposal process. Based on the Company's pleadings to the Staff, and other considerations, I am withdrawing the Proposal from consideration and respectfully request that Staff acknowledge that the Proposal has in fact been withdrawn.

I understand that I had the opportunity to vigorously contest the Company's action in this matter and provide the staff with many documents that I had based the Proposal on. However, although that would place relevant information in the public domain, it would

needlessly burden the Staff, which I do not wish to do.

A copy of this letter and its attachments will also be sent to Company. Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent request that the Company copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

Sincerely,



James M. Diehl

JAMES M. DIEHL

FISMA & OMB Memorandum M-07-16

December 24, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Con-way Inc. Shareholder Proposal - No Action Request

Ladies and Gentlemen:

On December 20, 2013, Stephen K. Krull, Executive Vice President, General Counsel and Secretary for Con-way Inc., a Delaware corporation ("Con-way" or "the Company") submitted a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the Securities and Exchange Commission (the "Commission") that Con-way intended to exclude from its Proxy Materials for its 2014 Annual Meeting of Shareholders, a Shareholder Proposal that I, James M. Diehl (the "Proponent") submitted timely and properly, to the Company on November 12, 2013.

Furthermore, Mr. Krull cited Rule 14a-8(i)(7) as a foundation to exclude the Proposal from its Proxy Materials and requested that the Staff of the Division of Corporate Finance (the "Staff") not recommend enforcement action to the Commission if Con-way excludes the Proposal from its 2014 Proxy Materials.

As the Proponent of this Proposal, I remain committed to the change that this Proposal recommends, i.e.: establishment of a executive position for chief compliance office not held or controlled by the Company's general counsel or his office. I will continue to pursue this initiative, however, not through the shareholder proposal process. Based on the Company's pleadings to the Staff, and other considerations, I am withdrawing the Proposal from consideration and respectfully request that Staff acknowledge that the Proposal has in fact been withdrawn.

I understand that I had the opportunity to vigorously contest the Company's action in this matter and provide the staff with many documents that I had based the Proposal on. However, although that would place relevant information in the public domain, it would

needlessly burden the Staff, which I do not wish to do.

A copy of this letter and its attachments will also be sent to Company. Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent request that the Company copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

Sincerely,



James M. Diehl

Ahmad, Uzma

From:	James Michael Diehl ***FISMA & OMB Memorandum M-07-16***
Sent:	Tuesday, December 24, 2013 4:30 PM
To:	Ahmad, Uzma
Cc:	Krull, Stephen
Subject:	Fwd: Reply to Rule 14a-8 no-action request letter regarding a shareholder proposal
Attachments:	Con-way Shareholder Proposal SEC 12242013.pdf; ATT00001.htm

Ms. Ahmad,

Earlier today (December 24, 2013) I notified the Office of Chief Counsel, Division of Corporate Finance, of the U.S. Securities and Exchange Commission, (the "Commission") that I am withdrawing the Shareholder Proposal (the "Proposal") that I submitted to Con-way Inc. (the "Company") on November 12, 2013. A copy of that notification letter is attached to this message.

The simple explanation for my rescinding of the Proposal is this: once it was clear that Con-way intended to exclude my proposal from its Proxy Materials for its 2014 Annual Meeting of Shareholders, other and less restrictive options became available, which may produce a more effective means to promote the benefits that this Proposal would have provided. I see no need to burden the Commission needlessly with additional correspondence over this matter. By avoiding the shareholder proposal process, I am free to conduct a more publicize campaign to promote the benefits that a stand-along chief compliance officer position would provide.

By attending the annual meetings, and proposing governance enhancements in recent years, I have convinced the Company's Board of Directors to change their policy on the plurality voting process for the election of its Directors that had existed for decades, a significant accomplishment according to a number of corporate governance experts. A few years earlier, I convinced the Board that the long held and enforced policy that restricted shareholders (and others) from gaining access to the annual shareholders meeting transcripts should be changed. The transcripts are now posted on the Company website. I mention these past accomplishments to provide some historic context in the event that you were not brief when assuming your current position as Deputy General Counsel.

I believe this current undertaking is also needed and attainable. Although this may be more difficult to accomplish, I have five months before the 2014 annual meeting of shareholders to explain and promote my position and to garner shareholder support.

Stephen Krull knows well the basis for this action. In the process, it will, or should, provide the means to evaluate Mr. Krull's acumen as a chief compliance officer to conduct effective judicial reviews of incidents, involving the Company's ethics and compliance policies, as it pertains to employees reporting suspected incidents of wrongdoing, and the ability to detect and to prevent retaliation against employees for making such reports. General counsels who act as lead compliance officers too often encounter conflicts of interest that compromise their ability to objectively execute these two separate and distinct functions, and default to their primary position, company attorney.

It was unlikely that former general counsel, Eberhard G. H. Schmoller, had any inkling that he would be negotiating his own severance agreement with Board Chairman, W. Keith Kennedy before the end of the year, while en route to the 2004, annual shareholders meeting. Yet Keith Kennedy signed Mr. Schmoller's severance agreement seven months later. I predicted as much for Mr. Schmoller in a letter to the members of the Company's audit committee, which I delivered to Board members on the eve of that 2004 meeting, mere hours before Mr. Schmoller arrive to participate in his last shareholder meeting.

Regards,

James M. Diehl

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Begin forwarded message:

From: James Michael Diehl ***FISMA & OMB Memorandum M-07-16***
Subject: Reply to Rule 14a-8 no-action request letter regarding a shareholder proposal
Date: December 24, 2013 3:45:35 PM EST
To: shareholderproposals@SEC.GOV

On December 20, 2013, Uzma Ahmad, Vice President, Deputy General Counsel and Assistant Secretary at Con-way Inc., submitted a Rule 14a-8 no-action request letter regarding a shareholder proposal that I submitted to company on November 12, 2013. Attached is my reply to that submission.

Please feel free to contact me if you have any questions regarding this matter.

James M. Diehl

FISMA & OMB Memorandum M-07-16

JAMES M. DIEHL

FISMA & OMB Memorandum M-07-16

December 24, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Con-way Inc. Shareholder Proposal - No Action Request

Ladies and Gentlemen:

On December 20, 2013, Stephen K. Krull, Executive Vice President, General Counsel and Secretary for Con-way Inc., a Delaware corporation ("Con-way" or "the Company") submitted a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the Securities and Exchange Commission (the "Commission") that Con-way intended to exclude from its Proxy Materials for its 2014 Annual Meeting of Shareholders, a Shareholder Proposal that I, James M. Diehl (the "Proponent") submitted timely and properly, to the Company on November 12, 2013.

Furthermore, Mr. Krull cited Rule 14a-8(i)(7) as a foundation to exclude the Proposal from its Proxy Materials and requested that the Staff of the Division of Corporate Finance (the "Staff") not recommend enforcement action to the Commission if Con-way excludes the Proposal from its 2014 Proxy Materials.

As the Proponent of this Proposal, I remain committed to the change that this Proposal recommends, i.e.: establishment of a executive position for chief compliance office not held or controlled by the Company's general counsel or his office. I will continue to pursue this initiative, however, not through the shareholder proposal process. Based on the Company's pleadings to the Staff, and other considerations, I am withdrawing the Proposal from consideration and respectfully request that Staff acknowledge that the Proposal has in fact been withdrawn.

I understand that I had the opportunity to vigorously contest the Company's action in this matter and provide the staff with many documents that I had based the Proposal on. However, although that would place relevant information in the public domain, it would

JAMES M. DIEHL

FISMA & OMB Memorandum M-07-16

December 24, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Con-way Inc. Shareholder Proposal - No Action Request

Ladies and Gentlemen:

On December 20, 2013, Stephen K. Krull, Executive Vice President, General Counsel and Secretary for Con-way Inc., a Delaware corporation ("Con-way" or "the Company") submitted a letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the Securities and Exchange Commission (the "Commission") that Con-way intended to exclude from its Proxy Materials for its 2014 Annual Meeting of Shareholders, a Shareholder Proposal that I, James M. Diehl (the "Proponent") submitted timely and properly, to the Company on November 12, 2013.

Furthermore, Mr. Krull cited Rule 14a-8(i)(7) as a foundation to exclude the Proposal from its Proxy Materials and requested that the Staff of the Division of Corporate Finance (the "Staff") not recommend enforcement action to the Commission if Con-way excludes the Proposal from its 2014 Proxy Materials.

As the Proponent of this Proposal, I remain committed to the change that this Proposal recommends, i.e.: establishment of a executive position for chief compliance office not held or controlled by the Company's general counsel or his office. I will continue to pursue this initiative, however, not through the shareholder proposal process. Based on the Company's pleadings to the Staff, and other considerations, I am withdrawing the Proposal from consideration and respectfully request that Staff acknowledge that the Proposal has in fact been withdrawn.

I understand that I had the opportunity to vigorously contest the Company's action in this matter and provide the staff with many documents that I had based the Proposal on. However, although that would place relevant information in the public domain, it would



Never Settle for Less.

Stephen K. Krull
Executive Vice President
General Counsel and Secretary

December 20, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Con-way Inc. – Shareholder Proposal submitted by James Diehl

Ladies and Gentlemen:

This letter is submitted by Con-way Inc., a Delaware corporation ("Con-way" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Con-way's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by James Diehl (the "Proponent") on November 12, 2013. The Company intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Con-way excludes the Proposal from its 2014 Proxy Materials for the reasons detailed below.

Con-way intends to file its definitive proxy materials for the 2014 Annual Meeting on or about April 1, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal includes the following language:

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 (734) 757-1559 (734) 757-1158 Fax

"RESOLVED: That Shareholders of Con-way Inc., urge the Board of Directors to take the necessary steps to remove the Chief Compliance Officer's (CCO) responsibilities from the Office of the General Counsel (GC), and establish a stand-alone, independent, CCO position, reporting directly to the Chief Executive Officer, and/or Board of Directors."

A copy of the Proposal, including its supporting statement, along with correspondence with the Proponent is attached to this letter as Exhibit A.

Analysis

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with Matters of Ordinary Business Operations and Does Not Raise a Significant Policy Issue.

Con-way may exclude the Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters that relate to the ordinary business operations of the Company. Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting,"[1] and two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3]

Overseeing Relationships with Employees and the Separation or Consolidation of Employee Responsibilities is a Core Management Function.

A proposal focusing on the manner in which management makes decisions about hiring, firing, promotion, or division of responsibilities among its employees is subject to the ordinary business exclusion because it both focuses on matters that are inappropriate for direct shareholder oversight and seeks to micro-manage the company's day-to-day operations. The Staff has long permitted the exclusion of proposals that interfere with a company's management of its employees, including allocation of responsibilities to particular employees. *See e.g.*, *Citigroup Inc.* (February 3, 2009, *reconsid. denied* March 17, 2009) (concurring in the exclusion of a proposal requesting the disclosure of a written and detailed succession planning policy because it dealt with a matter of "ordinary business operations (i.e., the termination, hiring, or promotion of employees)"). This proposition

---

[1] Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[2] Id.

[3] Id.

holds even for proposals relating to senior management. *See The Boeing Company* (February 10, 2005) (concurring in the exclusion of a proposal requesting that a board committee approve the hiring of certain senior executives with potential connections to government contracts because it dealt with a matter of ordinary business). Here, the Proposal expressly requests that the Company "establish a stand-alone, independent, CCO position, reporting directly to the Chief Executive Officer, and/or Board of Directors." In seeking the creation of a new employee position and the hiring or transfer of a person to fill that position, the Proposal subjects itself to exclusion under Rule 14a-8(i)(7). *Bank of America* (January 11, 2007) is particularly illustrative in this regard. In that instance, the proposal called for the creation of a position of a "Vice President for US Economy and Security" whose responsibilities were to include reviewing the degree to which company policies adequately defended the economy and security of the United States. The Staff concurred that the company could "exclude the proposal under Rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations." *Id.*

Overseeing Ethical and Legal Compliance Programs is a Core Management Function.

Moreover, because the Proposal deals with the oversight of the Company's compliance function and the responsibilities of the Company's legal department, it unduly interferes with the Company's ethical and legal compliance programs. The Staff has consistently concurred that shareholder proposals that concern a company's ethical and legal compliance programs are excludable as relating to a company's ordinary business operations. For example, in *The AES Corp.* (January 9, 2007), a shareholder proposal sought the creation of a board oversight committee to monitor company compliance with federal, state and local laws. The company argued that compliance with law was so fundamental to management's ability to run the company, that it could not, as a practical matter, be subject to direct shareholder oversight. The Staff concurred with the exclusion of the proposal, noting that the proposal related to "ordinary business operations (i.e., general conduct of a legal compliance program)." In *Monsanto Company* (November 3, 2005), a shareholder proposal sought the creation of an ethics oversight committee to ensure "compliance with the company's code of conduct," among other things. Again, the Staff concurred with the exclusion of the proposal because it dealt with a matter of ordinary business operations. *See also Raytheon Company* (March 25, 2013) (concurring in the exclusion of a proposal regarding the board's oversight and efforts in implementing certain employment and labor laws as relating to the ordinary business of conducting a legal compliance program); *Sprint Nextel Corporation* (March 16, 2010, reconsideration denied April 20, 2010)(concurring in the exclusion of a proposal concerning the adoption of an ethics code on the basis that proposals that concern adherence to ethical business practices and the conduct of legal compliance programs are generally excludable); *Halliburton Company* (March 10, 2006) (concurring in the exclusion of a proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations could be excluded as relating to the ordinary business of conducting a legal compliance program).

The Proposal's supporting statement essentially concedes the point that it seeks to insert itself into the way in which the Company operates its legal and ethical compliance programs. It notes, "[M]any organizations have created CCO positions to oversee the organization's compliance/ethics programs, as Con-way has done. Con-way, like many other companies assigns the function of the CCO to their GC." The Proponent, however, goes on to discuss his preference that certain duties be removed from the oversight of the Office of the General Counsel. That is, the substance of the Proposal would micro-manage the day-to-day functions of the Office of the General Counsel and the choices made by management regarding the manner in which the Company ensures the integrity of the "covenant that Con-way has entered into with their employees, vis-à-vis: Con-way's Code of Business Ethics." Consequently, we think it clear that the Proposals falls squarely within the precedent discussed above and, consistent with that precedent, the Proposal is therefore excludable under Rule 14a-8(i)(7).

The Proposal Does Not Address a Significant Policy Issue.

The Company recognizes that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matter and raise policy matters so significant that it would be appropriate for a shareholder vote."[4] The Proposal, however, does not relate in any way to any one of the policy concerns that the Staff has previously acknowledged as "sufficiently significant" such that they transcend the ordinary business exclusion.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Con-way's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (734)-757-1559 or via e-mail at krull.stephen@con-way.com.

Very truly yours,



Stephen K. Krull

Attachments

cc: James Diehl

[4] 1998 Release.

<u>Exhibit A</u>
Proponent's Submission

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2013

Con-way Inc.
Mr. Stephen Krull
Executive V.P., General Counsel and Secretary
2211 Old Earhart Road
Suite 100
Ann Arbor, MI
48105

Dear Steve,

To comply with Rule 14a-8, for submitting a Shareholder Proposal, I make the following declaration:

As a Con-way Inc. ("Con-way") shareholder, having Con-way securities in excess of the minimum required market value of $2,000.00, held continuously for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, and with the intent to continue to hold at least $2,000.00 in market value of Con-way securities through the date of Con-way's 2013 Annual Meeting, wish to submit a Shareholder Proposal, and request that this Proposal be included in Con-way's 2013 Proxy Statement, pending a shareholder vote at Con-way's next Annual or Special Meeting.

Sincerely,



James M. Diehl

Enclosed: Shareholder Proposal

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2013

Con-way Inc.
Mr. Stephen Krull
Executive V.P., General Counsel and Secretary
2211 Old Earhart Road
Suite 100
Ann Arbor, MI
48105

Dear Steve,

To comply with Rule 14a-8, for submitting a Shareholder Proposal, I make the following declaration:

As a Con-way Inc. ("Con-way") shareholder, having Con-way securities in excess of the minimum required market value of $2,000.00, held continuously for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, and with the intent to continue to hold at least $2,000.00 in market value of Con-way securities through the date of Con-way's 2013 Annual Meeting, wish to submit a Shareholder Proposal, and request that this Proposal be included in Con-way's 2013 Proxy Statement, pending a shareholder vote at Con-way's next Annual or Special Meeting.

Sincerely,



James M. Diehl

Enclosed: Shareholder Proposal

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2013

Con-way Inc.
Mr. Stephen Krull
Executive V.P., General Counsel and Secretary
2211 Old Earhart Road
Suite 100
Ann Arbor, MI
48105

Dear Steve,

To comply with Rule 14a-8, for submitting a Shareholder Proposal, I make the following declaration:

As a Con-way Inc. ("Con-way") shareholder, having Con-way securities in excess of the minimum required market value of $2,000.00, held continuously for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, and with the intent to continue to hold at least $2,000.00 in market value of Con-way securities through the date of Con-way's 2013 Annual Meeting, wish to submit a Shareholder Proposal, and request that this Proposal be included in Con-way's 2013 Proxy Statement, pending a shareholder vote at Con-way's next Annual or Special Meeting.

Sincerely,



James M. Diehl

Enclosed: Shareholder Proposal

Shareholder Proposal – Con-way Inc.

Resolved: That Shareholders of Con-way Inc., urge the Board of Directors to take the necessary steps to remove the Chief Compliance Officer's (CCO) responsibilities from the Office of the General Counsel (GC), and establish a stand-alone, independent, CCO position, reporting directly to the Chief Executive Officer, and/or Board of Directors.

Supporting Statement: In the years following Federal Sentencing Guidelines, development of a manual dealing with organizations (Chapter Eight), many organizations have created CCO position to oversee the organization's compliance/ethics programs, as Con-way has done. Con-way, like many other companies assigns the function of CCO to their GC. Although the function of GC and CCO overlap to a degree, the proposition that one individual, or office is responsible for both function can be problematic when divided loyalties develop. This two-hat, one executive arrangement is not unique to Con-way, or a newly recognized dilemma; aspects of its inherent conflict of interest has been recognized and examined by experts in this field for years.

U.S. Department of Justice has demonstrated that it prefers to see compliance responsibility transition from the GC to a dedicated CCO. This was illustrated as part of a $2.3 billion settlement in 2009, with a major pharmaceutical company. Several years earlier, an analysis of administrating a compliance program, from a GC vs. CCO perspective was written by a noted expert in corporate governance and published by the Society of Corporate Compliance and Ethics in 2006. That report made a compelling case for establishing a separate, high-level office for a CCO, even if the GC and the CCO share the same goal of maintaining an effective compliance program.

The following summarizes the core argument that this expert made to separate these two functions: The GC generally provides legal advice on how the organization can comply with applicable laws while attaining its business objectives. It is this "legal advice" that is subject to regulation, and professional standards. The CCO, by contrast, is a management function, which incorporates legal considerations while influencing processes and practices of the organization. One well-known commentator describes the distinction as follows: Being general counsel and being CCO are very different things. A lawyer, ethically, has a duty to give sound legal advice and to represent the client's interests "zealously." The compliance officer's mission is substantially different: it is to do whatever it takes to prevent and detect misconduct... While the lawyer may give legal advice, the compliance professional translates that advice into management action. While the lawyer must focus on what will result in success in legal battles, the compliance professional wants to prevent the very mistakes that result in legal battles.

The conflict of interest that this illustrates is a critically important issue as it pertains to the covenant that Con-way has entered into with their employees, vis-à-vis: Con-way's Code of Business Ethics.

It is this shareholder's belief that this division of responsibilities, if enacted, will enhance the effectiveness and integrity of Con-way's Compliance Program.



James M. Diehl

Exhibit B
Proponent Correspondence

Krull, Stephen

From: Krull, Stephen
Sent: Thursday, December 05, 2013 3:59 PM
To: 'James Michael Diehl'
Subject: RE: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Jim,

Yes, we did receive your response. We are reviewing it, and we will get back to you.

Steve

From: James Michael Diehl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 8:58 AM
To: Krull, Stephen
Subject: Re: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Steve,

I sent the information (via email on 12/3/13 - below) that you had requested regarding my stock ownership that is required in order to submit my shareholder proposal, which you requested per SEC Rule 14a-8. I did not want too much time to pass before confirming that you had received it and all was in order.

If you would be kind to confirm receipt of that document it would be most appreciated.

Best regards,

Jim

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

On Dec 3, 2013, at 5:00 PM, James Michael Diehl *** FISMA & OMB Memorandum M-07-16 *** wrote:

Steve,

Attached you will find my amended declaration letter along with a statement of my ownership of shares of Con-way securities, issued by T. Rowe Price to satisfy Rule 14a-8 that you referenced in your correspondence of November, 25th.

Please free to contact me by phone at ***FISMA & OMB Memorandum M-07-16*** or by email at any time it there are any other issues or to discuss this further.

Many thanks,

Jim

<Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting.pdf>

Krull, Stephen

From: James Michael Diehl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 8:58 AM
To: Krull, Stephen
Subject: Re: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Steve,

I sent the information (via email on 12/3/13 - below) that you had requested regarding my stock ownership that is required in order to submit my shareholder proposal, which you requested per SEC Rule 14a-8. I did not want too much time to pass before confirming that you had received it and all was in order.

If you would be kind to confirm receipt of that document it would be most appreciated.

Best regards,

Jim

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

On Dec 3, 2013, at 5:00 PM, James Michael Diehl *** FISMA & OMB Memorandum M-07-16 *** wrote:

Steve,

Attached you will find my amended declaration letter along with a statement of my ownership of shares of Con-way securities, issued by T. Rowe Price to satisfy Rule 14a-8 that you referenced in your correspondence of November, 25th.

Please free to contact me by phone at *** FISMA & OMB Memorandum M-07-16 *** or by email at any time it there are any other issues or to discuss this further.

Many thanks,

Jim

<Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting.pdf>

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2013

VIA ELECTRONIC TRANSISSION

Con-way Inc.
Mr. Stephen K. Krull
Executive V.P., General Counsel and Secretary
2211 Old Earhart Road
Suite 100
Ann Arbor, MI
48105

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Krull,

To comply with Rule 14a-8, for submitting a Shareholder Proposal, I make the following amended declaration:

As a Con-way Inc. ("Con-way") shareholder, having Con-way securities in excess of the minimum required market value of $2,000.00, held continuously for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, and with the intent to continue to hold at least $2,000.00 in market value of Con-way securities through the date of Con-way's 2014, Annual Meeting, wish to submit a Shareholder Proposal, which was delivered to your office on November 13, 2013, and request that that Proposal be included in Con-way's 2014 Proxy Statement, pending a shareholder vote at Con-way's next Annual or Special Meeting.

Included with this declaration, is a photocopy of a letter signed by Jill Russo, Retirement Plan Representative with T. Rowe Price, confirming that I have held the required amount of market value shares of Con-way securities, for the required period of time to be entitled to submit this proposal for inclusion in Con-way's 2014 Proxy Statement.

Please accept this letter and the accompanying qualification letter from T. Rowe Price in place of the earlier letter dated November 12, 2013.

If you have any questions, or any other concerns regarding this matter, please feel free to contact me by phone at *** FISMA & OMB Memorandum M-07-16 *** or by email at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James M. Diehl

Enclosed: T. Rowe Price Retirement Plan Services Inc. share ownership statement.

T. ROWE PRICE RETIREMENT PLAN SERVICES, INC.

WWW.TROWEPRICE.COM

P.O. Box 17215
Baltimore, Maryland
21207-1215

4515 Painters Mill Road
Owings Mills, Maryland
21117-4903

December 2, 2013

James Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Plan Name: Con-way Retirement Savings Plan
Plan ID: *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl:

Thank you for contacting T. Rowe Price. We are following up on your conversation with Joseph McElwee concerning your account in the retirement plan shown above.

This letter is to confirm that you have held over $2,000.00 in Con-way stock for the last 18 months. This information is correct as of December 2, 2013.

I hope this information is helpful. If you have any questions, please call a retirement plan representative at 1-800-922-9945. Representatives are available between 7 a.m. ET and 10 p.m. ET, Monday through Friday.

Sincerely,



Jill Russo
Retirement Plan Representative

Correspondence Number: 00490559

T.RowePrice
INVEST WITH CONFIDENCE



Never Settle for Less.

Stephen K. Krull
Executive Vice President
General Counsel and Secretary

November 25, 2013

VIA EXPRESS DELIVERY

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Diehl:

On November 13, 2013, Con-way Inc. (the "Company") received by express delivery your letter dated November 12, 2013, as well as a proof of postmark also dated November 12, 2013. Included with the letter was a proposal (the "Proposal"), submitted by you and intended for inclusion in the Company's proxy materials for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2014 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that you have been a registered holder of the requisite amount of Company securities for at least one year. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of your stock (usually a broker or bank) verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 12, 2013, which is the date you submitted the Proposal, along with a written statement from you that you intend to continue ownership of the securities through the date of the 2014 Annual Meeting; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from you that: (i) you have continuously owned such securities for the one-year period as of the date of the statement and (ii) you intend to continue ownership of the securities through the date of the 2014 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

You can confirm whether your broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website (currently at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf). If your broker or bank is a DTC participant or an affiliate of a DTC participant, then you will need to submit a written statement from your broker or bank verifying that, as of the date your letter was submitted, you continuously held the requisite amount of securities for at least one year. If your broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, you will need to ask your broker or bank to identify the DTC participant through which your securities are held and have that DTC participant provide the verification detailed above. You may also be able to identify this DTC participant or affiliate from your account statements because the clearing broker listed on your statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know your holdings, you can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time your proposal was submitted, the required amount of securities was continuously held for at least one year: (i) one statement from your broker confirming your ownership and (ii) one statement from the DTC participant confirming the broker's ownership.

You have not yet submitted evidence establishing that you satisfy these eligibility requirements. Please note that if you intend to submit such evidence, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively. If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (734) 757-1559 or by email at krull.stephen@con-way.com.

Very truly yours,



Attachments

Exhibit A

Rule 14a-8

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402

of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B

SLB 14F



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

<u>Exhibit C</u>

SLB 14G



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of

ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation

in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however,

that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Krull, Stephen

From: Krull, Stephen
Sent: Thursday, December 05, 2013 3:59 PM
To: 'James Michael Diehl'
Subject: RE: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Jim,

Yes, we did receive your response. We are reviewing it, and we will get back to you.

Steve

From: James Michael Diehl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 8:58 AM
To: Krull, Stephen
Subject: Re: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Steve,

I sent the information (via email on 12/3/13 - below) that you had requested regarding my stock ownership that is required in order to submit my shareholder proposal, which you requested per SEC Rule 14a-8. I did not want too much time to pass before confirming that you had received it and all was in order.

If you would be kind to confirm receipt of that document it would be most appreciated.

Best regards,

Jim

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

On Dec 3, 2013, at 5:00 PM, James Michael Diehl *** FISMA & OMB Memorandum M-07-16 *** wrote:

Steve,

Attached you will find my amended declaration letter along with a statement of my ownership of shares of Con-way securities, issued by T. Rowe Price to satisfy Rule 14a-8 that you referenced in your correspondence of November, 25th.

Please free to contact me by phone at FISMA & OMB Memorandum M-07-16 or by email at any time it there are any other issues or to discuss this further.

Many thanks,

Jim

<Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting.pdf>

Krull, Stephen

From: James Michael Diehl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 8:58 AM
To: Krull, Stephen
Subject: Re: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Steve,

I sent the information (via email on 12/3/13 - below) that you had requested regarding my stock ownership that is required in order to submit my shareholder proposal, which you requested per SEC Rule 14a-8. I did not want too much time to pass before confirming that you had received it and all was in order.

If you would be kind to confirm receipt of that document it would be most appreciated.

Best regards,

Jim

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

On Dec 3, 2013, at 5:00 PM, James Michael Diehl *** FISMA & OMB Memorandum M-07-16 *** wrote:

Steve,

Attached you will find my amended declaration letter along with a statement of my ownership of shares of Con-way securities, issued by T. Rowe Price to satisfy Rule 14a-8 that you referenced in your correspondence of November, 25th.

Please free to contact me by phone at *** FISMA & OMB Memorandum M-07-16 *** or by email at any time it there are any other issues or to discuss this further.

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2013

VIA ELECTRONIC TRANSISSION

Con-way Inc.
Mr. Stephen K. Krull
Executive V.P., General Counsel and Secretary
2211 Old Earhart Road
Suite 100
Ann Arbor, MI
48105

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Krull,

To comply with Rule 14a-8, for submitting a Shareholder Proposal, I make the following amended declaration:

As a Con-way Inc. ("Con-way") shareholder, having Con-way securities in excess of the minimum required market value of $2,000.00, held continuously for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, and with the intent to continue to hold at least $2,000.00 in market value of Con-way securities through the date of Con-way's 2014, Annual Meeting, wish to submit a Shareholder Proposal, which was delivered to your office on November 13, 2013, and request that that Proposal be included in Con-way's 2014 Proxy Statement, pending a shareholder vote at Con-way's next Annual or Special Meeting.

Included with this declaration, is a photocopy of a letter signed by Jill Russo, Retirement Plan Representative with T. Rowe Price, confirming that I have held the required amount of market value shares of Con-way securities, for the required period of time to be entitled to submit this proposal for inclusion in Con-way's 2014 Proxy Statement.

Please accept this letter and the accompanying qualification letter from T. Rowe Price in place of the earlier letter dated November 12, 2013.

If you have any questions, or any other concerns regarding this matter, please feel free to contact me by phone at *** FISMA & OMB Memorandum M-07-16 *** or by email at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James M. Diehl

Enclosed: T. Rowe Price Retirement Plan Services Inc. share ownership statement.

T. ROWE PRICE RETIREMENT PLAN SERVICES, INC.

WWW.TROWEPRICE.COM

P.O. Box 17215
Baltimore, Maryland
21297-1215

4515 Painters Mill Road
Owings Mills, Maryland
21117-4903

December 2, 2013

James Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Plan Name: Con-way Retirement Savings Plan
Plan ID: *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl:

Thank you for contacting T. Rowe Price. We are following up on your conversation with Joseph McElwee concerning your account in the retirement plan shown above.

This letter is to confirm that you have held over $2,000.00 in Con-way stock for the last 18 months. This information is correct as of December 2, 2013.

I hope this information is helpful. If you have any questions, please call a retirement plan representative at 1-800-922-9945. Representatives are available between 7 a.m. ET and 10 p.m. ET, Monday through Friday.

Sincerely,



Jill Russo
Retirement Plan Representative

Correspondence Number: 00490559

T.RowePrice
INVEST WITH CONFIDENCE



Never Settle for Less.

Stephen K. Krull
Executive Vice President
General Counsel and Secretary

November 25, 2013

VIA EXPRESS DELIVERY

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Diehl:

On November 13, 2013, Con-way Inc. (the "Company") received by express delivery your letter dated November 12, 2013, as well as a proof of postmark also dated November 12, 2013. Included with the letter was a proposal (the "Proposal"), submitted by you and intended for inclusion in the Company's proxy materials for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2014 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that you have been a registered holder of the requisite amount of Company securities for at least one year. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of your stock (usually a broker or bank) verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 12, 2013, which is the date you submitted the Proposal, along with a written statement from you that you intend to continue ownership of the securities through the date of the 2014 Annual Meeting; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from you that: (i) you have continuously owned such securities for the one-year period as of the date of the statement and (ii) you intend to continue ownership of the securities through the date of the 2014 Annual Meeting.

Krull, Stephen

From: Krull, Stephen
Sent: Thursday, December 05, 2013 3:59 PM
To: 'James Michael Diehl'
Subject: RE: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Jim,

Yes, we did receive your response. We are reviewing it, and we will get back to you.

Steve

From: James Michael Diehl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 8:58 AM
To: Krull, Stephen
Subject: Re: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Steve,

I sent the information (via email on 12/3/13 - below) that you had requested regarding my stock ownership that is required in order to submit my shareholder proposal, which you requested per SEC Rule 14a-8. I did not want too much time to pass before confirming that you had received it and all was in order.

If you would be kind to confirm receipt of that document it would be most appreciated.

Best regards,

Jim

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

On Dec 3, 2013, at 5:00 PM, James Michael Diehl *** FISMA & OMB Memorandum M-07-16 *** wrote:

Steve,

Attached you will find my amended declaration letter along with a statement of my ownership of shares of Con-way securities, issued by T. Rowe Price to satisfy Rule 14a-8 that you referenced in your correspondence of November, 25th.

Please free to contact me by phone at *** FISMA & OMB Memorandum M-07-16 *** or by email at any time it there are any other issues or to discuss this further.

Many thanks,

Jim

<Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting.pdf>

Krull, Stephen

From: James Michael Diehl *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 8:58 AM
To: Krull, Stephen
Subject: Re: Declaration of qualification (J. M. Diehl) to submit Shareholder Proposal for the 2014 Annual Meeting

Hello Steve,

I sent the information (via email on 12/3/13 - below) that you had requested regarding my stock ownership that is required in order to submit my shareholder proposal, which you requested per SEC Rule 14a-8. I did not want too much time to pass before confirming that you had received it and all was in order.

If you would be kind to confirm receipt of that document it would be most appreciated.

Best regards,

Jim

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

On Dec 3, 2013, at 5:00 PM, James Michael Diehl *** FISMA & OMB Memorandum M-07-16 *** wrote:

Steve,

Attached you will find my amended declaration letter along with a statement of my ownership of shares of Con-way securities, issued by T. Rowe Price to satisfy Rule 14a-8 that you referenced in your correspondence of November, 25th.

Please free to contact me by phone at *** FISMA & OMB Memorandum M-07-16 *** or by email at any time it there are any other issues or to discuss this further.

JAMES M. DIEHL

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2013

VIA ELECTRONIC TRANSISSION

Con-way Inc.
Mr. Stephen K. Krull
Executive V.P., General Counsel and Secretary
2211 Old Earhart Road
Suite 100
Ann Arbor, MI
48105

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Krull,

To comply with Rule 14a-8, for submitting a Shareholder Proposal, I make the following amended declaration:

As a Con-way Inc. ("Con-way") shareholder, having Con-way securities in excess of the minimum required market value of $2,000.00, held continuously for the length of time required under Rule 14a-8 of the Securities and Exchange Commission Act of 1934, and with the intent to continue to hold at least $2,000.00 in market value of Con-way securities through the date of Con-way's 2014, Annual Meeting, wish to submit a Shareholder Proposal, which was delivered to your office on November 13, 2013, and request that that Proposal be included in Con-way's 2014 Proxy Statement, pending a shareholder vote at Con-way's next Annual or Special Meeting.

Included with this declaration, is a photocopy of a letter signed by Jill Russo, Retirement Plan Representative with T. Rowe Price, confirming that I have held the required amount of market value shares of Con-way securities, for the required period of time to be entitled to submit this proposal for inclusion in Con-way's 2014 Proxy Statement.

Please accept this letter and the accompanying qualification letter from T. Rowe Price in place of the earlier letter dated November 12, 2013.

If you have any questions, or any other concerns regarding this matter, please feel free to contact me by phone at *** FISMA & OMB Memorandum M-07-16 *** or by email at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James M. Diehl

Enclosed: T. Rowe Price Retirement Plan Services Inc. share ownership statement.

T. ROWE PRICE RETIREMENT PLAN SERVICES, INC.

WWW.TROWEPRICE.COM

P.O. Box 17215
Baltimore, Maryland
21297-1215

4515 Painters Mill Road
Owings Mills, Maryland
21117-4903

December 2, 2013

James Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Plan Name: Con-way Retirement Savings Plan
Plan ID: *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Diehl:

Thank you for contacting T. Rowe Price. We are following up on your conversation with Joseph McElwee concerning your account in the retirement plan shown above.

This letter is to confirm that you have held over $2,000.00 in Con-way stock for the last 18 months. This information is correct as of December 2, 2013.

I hope this information is helpful. If you have any questions, please call a retirement plan representative at 1-800-922-9945. Representatives are available between 7 a.m. ET and 10 p.m. ET, Monday through Friday.

Sincerely,



Jill Russo
Retirement Plan Representative

Correspondence Number: 00490559

T.RowePrice
INVEST WITH CONFIDENCE



Never Settle for Less.

Stephen K. Krull
Executive Vice President
General Counsel and Secretary

November 25, 2013

VIA EXPRESS DELIVERY

James M. Diehl

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Diehl:

On November 13, 2013, Con-way Inc. (the "Company") received by express delivery your letter dated November 12, 2013, as well as a proof of postmark also dated November 12, 2013. Included with the letter was a proposal (the "Proposal"), submitted by you and intended for inclusion in the Company's proxy materials for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2014 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that you have been a registered holder of the requisite amount of Company securities for at least one year. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of your stock (usually a broker or bank) verifying that you have continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 12, 2013, which is the date you submitted the Proposal, along with a written statement from you that you intend to continue ownership of the securities through the date of the 2014 Annual Meeting; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission (the "SEC") that demonstrates your ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from you that: (i) you have continuously owned such securities for the one-year period as of the date of the statement and (ii) you intend to continue ownership of the securities through the date of the 2014 Annual Meeting.

2211 Old Earhart Road, Suite 100, Ann Arbor, Michigan 48105-2751 (734) 757-1559 (734) 757-1158 Fax